COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2008 AUG 26 A 10: 7

[redacted]

08004488

Our ref: L/COB/88.2/8025

22nd August 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

PROCESSED
AUG 28 2008
THOMSON REUTERS

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 6 August 2008.
2. Notice of allotment of shares or securities on Form 88(2) dated 8 August 2008.
3. Notice of allotment of shares or securities on Form 88(2) dated 12 August 2008.
4. General Purposes Committee resolution allotting securities dated 5 August 2008.
5. General Purposes Committee resolution allotting securities dated 6 August 2008.
6. General Purposes Committee resolution allotting securities dated 8 August 2008.
7. 2 x General Purposes Committee resolution allotting securities dated 11 August 2008.
8. General Purposes Committee resolution allotting securities dated 12 August 2008.
9. 2 x General Purposes Committee resolution allotting securities dated 13 August 2008.
10. Stock Exchange announcement dated 11 August 2008 relating to Contract Win.
11. Stock Exchange announcement dated 12 August 2008 relating to Additional Listing.
12. Stock Exchange announcement dated 20 August 2008 relating to Acquisition.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2008 AUG 26 A 10:

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
06	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	43,190		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £	Number allotted: 43,190
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] E EVANS Date 11/8/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

File No. 8234923

RECEIVED
2008 AUG 26 A 10:

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	08	2008	11	08	2008

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	395,820		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 298,310
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 18,360
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 79,150
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] E EVANS Date 12/8/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

SECRETARIAT

File No. 8234923

88(2)

RECEIVED
2008 AUG 26 A 10:17

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	12	08	2008
To	20	08	2008

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	584,379		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT Address 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B Morrison	Class of shares allotted Ordinary 2.5p, £,	Number allotted 63,225
Name ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT Address 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B Chapman	Class of shares allotted Ordinary 2.5p, £,	Number allotted 117,630
Name ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT Address 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode E C 3 P 3 D B Cass	Class of shares allotted Ordinary 2.5p, £,	Number allotted 20,570
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB Nottage	Class of shares allotted Ordinary 2.5p, £,	Number allotted 36,480
Name ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB Taylor	Class of shares allotted Ordinary 2.5p, £,	Number allotted 60,730
Name ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB SN14	Class of shares allotted Ordinary 2.5p, £,	Number allotted 277,100
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode SAYE	Class of shares allotted Ordinary 2.5p, £,	Number allotted 3,469
Name MORRISON, KENNETH JOHN Address 62A WHARTONS LANE, ASHURST, SOUTHAMPTON, HANTS, ENGLAND UK Postcode SO40 7EF Balance Cert	Class of shares allotted Ordinary 2.5p, £,	Number allotted 5,175

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] E EVANS Date 20/8/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Weekly Closure Report: 6th August 2008
Originator: Yorkshire Building Society

Account Number	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Postcode	Forename	Location
Earlies:															
006634988867	061106	3	1.53	1.505	MR	PFLANZ	SJ	7984	605	925.65	32 MONSAL AVENUE	FERNDOWN	BH22 8LB	STEVEN	FRL
0070081C0868	191107	3	1.63	1.605	MR	PFLANZ	SJ	R7984	824	1343.12	32 MONSAL AVENUE	FERNDOWN	BH22 8LB	STEVEN	FRL
Total									**1429**	**£2,268.77**					
Maturity:															
008870797465	161104	3	1.076	1.051	MR	BRIERLEY	MP	9	**2040**	**£2,195.04**	30 LYNEHAM GARDENS	MAIDENHEAD	SL6 6SJ	MICHAEL	CEL
								Totals:	**3469**	**£4,463.81**					

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 5th August 2008

Present:	W G Tucker	-	Chairman
	A E Cook		
In attendance:	Angela Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 5th August 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £3,605.11) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 3,690 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 5th August 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Originator: Yorkshire Building Society

Closure Report dated: 5th August 2008

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	EmployeeNumber	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004829512663	141102	5	0.769	0.744	MR	MOORE	D	382	1190	915.11	107 CONWAY DRIVE	SHEPSHED	LOUGHBOROUGH	LE12 9PN	DAVID	CCL
008870722265	161104	3	1.076	1.051	MR	WITCHER	C	6945	2500	2690.00	314 RINGWOOD ROAD	POOLE		BH14 0RY	COLIN	FRL
									3690	£3,605.11						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at 11 Stanhope Gate, 2nd Floor London, W1K 1AN on 6th August 2008

Present: **A E Cook - Chairman**
W G Tucker

By electronic comms: A Weston - Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
11/05/05	B R Phillips	6.8.08	43,190 "U"	£57,745.03

It was resolved that a total of 43,190 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
B R Phillips	43,190	1.312

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 43,190 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 8th August 2008

Present: **A E Cook** - **Chairman**
W G Tucker

In attendance: **A Weston** - **Assistant Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27/10/2000	D Gaggin	08.08.08	67,170	£69,632.48
20/11/2001	D Gaggin	"	229,450	£248,494.35
29/10/2002	D Gaggin	"	1,690	£1.540.71

It was resolved that a total of 298,310 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D Gaggin	67,170	1.01166
	229,450	1.05800
	1,690	0.88666

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 298,310 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 11th August 2008

Present: **A E Cook** - **Chairman**
W G Tucker

In attendance: **A Weston** - **Assistant Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29/10/2002	R Engle	11.08.08	18,360	£16,738.08

It was resolved that a total of 18,360 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
R Engle	18,360	0.88666

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 18,360 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

'03 AUG 26 A 10:17

Minutes of a meeting of the General Purposes Committee held by electronic communication on 11th August 2008

Present: **A E Cook** - **Chairman**
W G Tucker

In attendance: **A Weston** - **Assistant Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30/10/2003	K Coffield	08.08.08	43,490	£51,571.75

1.2 **The Cobham Executive Share Option Scheme (2004)**

20/09/2004	K Coffield	"	35,660	£48,045.89

It was resolved that a total of 79,150 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
K Coffield	43,490	1.16083
	35,660	1.322333

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 79,150 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 12th August 2008

Present: A E Cook - Chairman
W G Tucker

In attendance: A Weston - Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
11/05/2005	P Nottage	12.08.08	36,480	£48,773.76

It was resolved that a total of 36,480 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Nottage	36,480	1.312

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 36,480 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 13th August 2008

Present:	**A E Cook**	**- Chairman**
	W G Tucker	
In attendance:	**A Weston**	**- Assistant Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
30/10/03	C Stuff	13.08.08	130,730	£155,023.56

1.2 **The Cobham Executive Share Option Scheme (2004)**

20/09/04	"	"	146,370	£197,209.14

It was resolved that a total of 277,100 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
C Stuff	130,730	1.160830
	146,370	1.322333

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 277,100 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 13th August 2008

Present: A E Cook - Chairman
W G Tucker

In attendance: A Weston - Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/09/04	D Taylor	13.08.08	29,690 (A)	£40,002.32
11/05/05	"	"	8,610 (U)	£11,511.57
11/05/05	"	"	22,430 (A)	£29,988.91

It was resolved that a total of 60,730 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D Taylor	29,690	1.322333
	8,610	1.312000
	22,430	1.312000

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 60,730 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.

....

Chairman

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	11:00 11-Aug-08
Number	0450B11

RNS Number : 0450B
Cobham PLC
11 August 2008

11 August 2008

COBHAM TO PROVIDE RADIO AND AUDIO INTEGRATED MANAGEMENT SYSTEM FOR A350 XWB

Cobham plc ('Cobham') is pleased to announce that its Cobham Avionics and Surveillance Division has been selected by Rockwell Collins to provide the Radio and Audio Integrated Management System (RAIMS) for the Airbus A350 XWB. Over the life of the contract the business is anticipated to be worth US$200M including aftermarket support.

The RAIMS enables aircrew to control many of the aircraft's communications, navigation and data-link systems through a single integrated interface, lowering pilot workload and saving weight and space in the cockpit.

Allan Cook, Cobham's Chief Executive, commented:
"Having previously been selected on both the A380 and A400M this contract confirms Cobham as the world leader for high-end audio and radio management systems. Our highly integrated space-saving RAIMS system reduces pilot workload, weight, power

consumption and life cycle costs."

ENQUIRIES

Cobham plc
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Financial
Louise Robson, James White +44 (0)207 067 0700

NOTES

Cobham's products and services have been at the heart of sophisticated military and civil systems for more than 70 years, keeping people safe, improving communications and enhancing the capability of land, sea, air and space platforms. The Company has four divisions employing more than 10,000 people on five continents, with customers and partners in over 100 countries, and annual revenues of more than £1bn.

Cobham Avionics and Surveillance Division designs, manufactures, qualifies, certifies and supports a complete range of electronic products for airborne, marine, land and special purpose applications. The Division serves four principal markets: Avionics, Law Enforcement & National Security (LENS), SATCOM and France. Included in the product base are fully certified Electronic Flight Instrument Systems (EFIS) with complete cockpit communication/navigation and sensor capability, COSPAS/SARSAT certified marine, air and land Search and Rescue devices and state of the art law enforcement tracking, monitoring and surveillance equipment.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	13:09 12-Aug-08
Number	1609B13

RNS Number : 1609B
Cobham PLC
12 August 2008

Cobham plc announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the admission to the Official List and admission to trading of a block listing of 800,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the following share option schemes:

Cobham Executive Share Option Scheme (94)	600,000 ordinary shares
Cobham Executive Share Option Scheme (04)	200,000 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	07:00 20-Aug-08
Number	6794B07

RNS Number : 6794B
Cobham PLC
20 August 2008

20 August 2008

COBHAM REACHES AGREEMENT TO ACQUIRE US INTELLIGENCE AND SURVEILLANCE COMPANY FOR $26 MILLION

Cobham plc ('Cobham') is pleased to announce that it has reached agreement to acquire the trade and net assets of GMS Inc. ('GMS') from The Allied Defense Group, Inc. for a cash consideration of $26 million on a debt and cash free basis, payable on completion. The acquisition of GMS is expected to complete before the end of 2008 subject to customary closing conditions and approval from the Committee on Foreign Investment in the United States. GMS, which employs 50 people, is based in Carlsbad, California and will become part of the Cobham Avionics and Surveillance Division.

GMS designs and manufactures digital equipment which is used in a variety of applications and is sold primarily into US law enforcement and national security and defence markets, together with the broadcast market. GMS products include video surveillance systems and high definition wireless video technologies suitable

for both standard law enforcement and mission critical communications applications. Its defence related products have applications on unmanned aerial and ground vehicles.

GMS is an excellent technological fit with Cobham's existing business, offering complementary products and capabilities which present opportunities for synergistic growth. It provides Cobham with access to a wider customer base and creates a physical presence on the west coast of the USA for its intelligence and surveillance business. On completion, the business will operate under the existing Cobham Surveillance Special Security Arrangement.

Allan Cook, Cobham Chief Executive, said:
"The acquisition of GMS adds proven engineering capability, complementary technologies and exciting opportunities for accelerating growth in the wider homeland security market through our law enforcement and national security business. This will strengthen our position in this rapidly growing market."

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ENQUIRIES
Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Julian Hellebrand, Group Director of Communications +44 (0)1202 857651

Weber Shandwick Financial
Susan Ellis/Louise Robson +44 (0)20 7067 0700

NOTES

1. **Cobham's**products and services have been at the heart of sophisticated military and civil systems for more than 70 years, keeping people safe, improving communications and enhancing the capability of land, sea, air and space platforms. The Company has four divisions employing more than 10,000 people on five continents, with customers and partners in over 100 countries, and annual revenues of more than £1bn.

2. **Cobham Avionics and Surveillance Division**designs, qualifies, manufactures, certifies and supports a complete range of electronic products for airborne, marine,

land and special purpose applications. The division serves four principal markets: Avionics, Law Enforcement & National Security, SATCOM and France. Included in the product base are fully certified Electronic Flight Instrument Systems with complete cockpit communication/navigation and sensor capability, COSPAS/SARSAT certified marine, air and land Search and Rescue devices and state-of-the-art law enforcement tracking, monitoring and surveillance equipment.

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